15046405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUNES SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 NEW ORLEANS ROAD
(No. and Street)

HILTON HEAD ISLAND (City) SC (State) 29928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD B. DOWASCHINSKI 843-689-6472 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR., CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR, SUITE 508, WEST, SOUTHFIELD, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD B. DOWASCHINSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNES SECURITIES CORPORATION, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas R Wilkinson
Notary Public, State of South Carolina
My Commission Expires September 13, 2023

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Dunes Securities Corporation
Twelve New Orleans Road
Hilton Head Island , SC 29928

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Dunes Securities Corporation as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Dunes Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunes Securities Corporation as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Dunes Securities Corporation financial statements. The Net Capital Computation is the responsibility of Dunes Securities Corporation 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Dunes Securities Corporation
BALANCE SHEET
December 31, 2014

ASSETS

CURRENT ASSETS	
Cash in Bank	$30,516.12
Account Receivble	6.00
Total current assets	30,522.12
OTHER ASSETS	
Organization Costs	3,131.00
Less: Accumulated Amortization	(3,131.00)
Total other assets	0.00
TOTAL ASSETS	$30,522.12

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Federal and State Corporate Taxes Payable	60.00
Total current liabilities	60.00
STOCKHOLDER'S EQUITY	
Capital Stock, par value $1 per share	25,000.00
100,000 shares autorized,	
1,000 shares issued and outstanding	
Paid in Excess	5,000.00
Retained Earnings	462.12
	30,462.12
TOTAL LIABILITIES AND STOCKHOLER'S EQUITY	$30,522.12

The footnotes are an integral part of the financial statements.

Dunes Securities Corporation
Statement of Income
Year Ended December 31, 2014

Revenue	
Commission Earned	$102,400.00
Total Revenue	102,400.00
Operating Expenses	
Sales Commissions	53,600.00
Employee compensation	34,200.00
Legal and Accounting Fees	6,000.00
Payroll Taxes	3,012.09
Regulatory Fees and Expenses	1,872.25
Occupancy	600.00
Office and Other Expenses	2,943.74
Federal and State Taxes	60.00
	102,288.08
Net Income (Loss)	$111.92

The footnotes are an integral part of the financial statements.

Dunes Securities Corporation
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	111.92
Adjustments to reconcile Net Income:	
Decrease (Increase) in Operating Assets	-6.00
Increase (Decrease) in Operating Liabilities	-7,603.07
Increase (Decrease) in Accrued Liabilities	-580.78
Net Cash Provided (Used) Operating Activities	-8,077.93
CASH FLOWSFROM INVESTING ACTIVITIES	
Proceeds From Sales of Assets	0.00
Net Cash Provided (Used) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Repayments	0.00
Net Cash Provided (Used) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-8,077.93
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	38,594.05
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$30,516.12

The footnotes are an integral part of the financial statements.

Dunes Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Paid-In Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	1,000	$25,000.00	1,000	$5,000.00	0	$0.00	$350.20	$30,350.20
Net Income							111.92	111.92
Capital Transactions							0.00	0.00
Prior Period Adjustments							0.00	0.00
Balance at December 31, 2014	1,000	$25,000.00	1,000	$5,000.00	0	$0.00	$462.12	$30,462.12

The footnotes are an integral part of the financial statements.

Dunes Securities Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's Equity		$30,462.12
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable	6.00	6.00
Other Charges:		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$30,456.12

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	
Minimim dollar net capital requirement of reporting broker or dealer	$5,000.00
Net capital requirement	$5,000.00
Excess net capital	$25,456.12

Computation of Aggrgate Indebtedness

Total Aggrgate Indebtedness	$60.00
Percentage of aggregate indebtedness to net capital	0.20%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$30,456.12
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	$30,456.12
Reconciled Difference	$0.00

Exemptive Provisions Rule15c-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$0.00
Additions	0
Reductions	0
Balance of such claims at December 31, 2014	$0.00

See accountant's audit report

DUNES SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Dunes Securities Corporation (the Company) was incorporated in the State of South Carolina effective September 1, 1982 and subsequently elected "S" Corporation status for federal income tax purposes, starting January1, 2014.. The Company has adopted a calendar year.

Description of Business

The Company, located in Hilton Head, South Carolina, is a registered securities broker/dealer primarily engaged as agent for buyers and sellers on Omni Hilton Head Oceanfront Resort (the "Resort") units with all proceeds of sale or paid from an escrow account maintained by Regions Banks as fiduciary agent/custodian. The Company is a member of the Financial Industry regulatory Authority (the "FINRA").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents, The Company places its temporary cash investments with high credit quality financial institutions. At times such deposits may be excess of FDIC

Revenue Recognition

Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium units.

DUNES SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Income taxes

The Company underwent an ownership change on March 31, 2013 (see Note 3) when its sole shareholder sold its entire stock investment. For tax purposes, the company's net earnings through the date of sale will be included in a consolidated group return of Greenwood Communities and Resorts. The company's net earnings for the period beginning Januaryl 1, 2013 and ending December 31, 2014 will be reported on another corporation income tax return.

Income tax expense is the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2010.

Management has evaluated the effect of the guidance provided by U.S. Generally Accepted Accounting Principles on accounting for uncertainty in income taxes that were effective at December 31, 2014. Management has evaluated all other tax positions that could have a significant effect on the financial statements and determined the company had no uncertain income tax positions at the balance sheet date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

DUNES SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Concentrations

The Company has revenue concentrations; the company specializes in sales of real estates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) by promptly transmitting all customer funds or securities to the closing attorney (McNair Law Firm) or to a trust account at Regions prior to closing on a unit. Funds are released from the trust account to the McNair Law Firm when the closing is scheduled.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

During the course of the audit nothing came to my attention to suggest any violation of SEC Rule 15c-3-3 (k)(2)(i).

NOTE E – ADVERTISING

The advertising expense for the year was $1,016.00; the entire amount was expensed as incurred.

NOTE F – RENT

The amount of rent for December 31, 2014 was $600.00.

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

DUNES SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Dunes Securities Corporation
12 New Orleans Road
Hilton Head Island, SC 29928

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Dunes Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dunes Securities Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Dunes Securities Corporation stated that Dunes Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Dunes Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunes Securities Corporation 's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Dunes
Securities
CORPORATION

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Dunes Securities Corporation has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2014. Dunes Securities Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Dunes Securities Corporation's past business has been of similar nature and has complied to this exemption since its inception, January 10, 2003.

Edward B. Dowaschinski, the president of Dunes Securities Corporation has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Edward B. Dowaschinski has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Dunes Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (843) 384-1910.

Very truly yours,
Dunes Securities Corporation

Edward B. Dowaschinski, President

12 New Orleans Road • Hilton Head Island, SC 29928 • 843 686 4700
www.DunesSecurities.com • Info@DunesSecurities.com
Member FINRA and SIPC